UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Pershing Square USA, Ltd.

Address of Principal Business Office (No. & Street, City, State, Zip Code): 787 Eleventh Avenue, 9th Floor, New York, NY 10019

Telephone Number (including area code): (212) 813-3700

Name and address of agent for service of process: Halit Coussin, C/O Pershing Square Capital Management, L.P., 787 Eleventh Avenue, 9th Floor, New York, NY 10019

Copy to: William G. Farrar, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 7th day of February, 2024.

PERSHING SQUARE USA, LTD.

By:	/s/ Nicholas A. Botta
Nicholas A. Botta Title: Trustee

Attest:	/s/ Halit Coussin
Halit Coussin
	Title:	Chief Legal Officer & Chief Compliance Officer, Pershing Square Capital Management, L.P.